China Technology Appoints Deloitte Touche Tohmatsu CPA as Independent Auditor

HONG KONG, February 19, 2008 — China Technology Development Group Corporation (NasdaqCM: CTDC, “the Company” or “CTDC”), a provider of clean and renewable energy products and solutions focusing on solar energy business in China, today is pleased to announce that it has appointed Deloitte Touche Tohmatsu CPA Ltd. (“Deloitte”) to act as its independent auditor for the fiscal year ended December 31, 2007, following the expiry of the service term of Friedman LLP (“Friedman”).

The appointment of the new independent auditor was based on recommendation and approval of the audit committee and the Board of Directors of the Company on February 14, 2008. The decision to change auditor was not as the result of any disagreement between the Company and Friedman on matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

“We look forward to working with Deloitte as our independent auditor and building a successful partnership. Given our strategic focus in the solar energy business in China, we believe that Deloitte’s strong presence in China will provide us with audit services that are more efficient and suitable for a rapidly growing company like ours. We also wish to thank Friedman for the excellent work and professional services provided by their team,” stated Charlene Hua, Chief Financial Officer of the Company.